SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                         For the month of: November 2005
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                               Given Imaging Ltd.
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               (Exact name of registrant as specified in charter)



           Hermon Building, New Industrial Park, Yoqneam 20692, Israel
           -----------------------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X
                                                         ---
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                                EXPLANATORY NOTE

     On November 7, 2005, Given Imaging Ltd. (the "Company") issued a press release announcing third quarter and nine month results for the period ended September 30, 2005. Copies of the press release and the Company's unaudited interim consolidated financial statements as of September 30, 2005 are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GIVEN IMAGING LTD.


Date:     November 8, 2005               By: /s/ Ido Warshavski
                                            ------------------------
                                            Name:   Ido Warshavski
                                            Title:  General Counsel & Corporate
                                                    Secretary

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                                  EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:


Exhibit        Description

99.1 Press release dated November 7, 2005, announcing third quarter and nine month results for the period ended September 30, 2005

99.2 Unaudited interim consolidated financial statements of Given Imaging Ltd. as of September 30, 2005

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